                                  FORM 11-K





                 (X) ANNUAL REPORT PURSUANT TO SECTION 15(d)
            OF THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

                 FOR THE FISCAL YEAR ENDED DECEMBER 31, 1996

                                      OR

           (  ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
              SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)
                  For the transition period from          to
                                                 -------     ------

                        COMMISSION FILE NUMBER 1-2967









                            UNION ELECTRIC COMPANY
                           SAVINGS INVESTMENT PLAN



                       Issuer:  Union Electric Company


                             1901 Chouteau Avenue
                          St. Louis, Missouri  63103
                         (Principal Executive Office)

                   (PRICE WATERHOUSE LLP FINANCIAL REPORT)

                             [PRICE WATERHOUSE LOGO]


UNION ELECTRIC COMPANY
Savings Investment Plan
Report, Financial Statements and
Additional Information
December 31, 1996

UNION ELECTRIC COMPANY

SAVINGS INVESTMENT PLAN
INDEX TO REPORT, FINANCIAL STATEMENTS AND ADDITIONAL INFORMATION
-------------------------------------------------------------------------------

                                                         PAGE

Report of Independent Accountants                          1


Statement of Net Assets Available for
 Benefits with Fund Information at
 December 31, 1996 and 1995                               2-3

Statement of Changes in Net Assets Available
 for Benefits with Fund Information for
 the year ended December 31, 1996                          4

Notes to Financial Statements                             5-12

Additional Information*:
 Item 27a Form 5500 - Schedule of Assets Held for
  Investment Purposes at December 31, 1996              Schedule I

Item 27d Form 5500 - Schedule of Reportable
 Transactions for the year ended
 December 31, 1996                                      Schedule II



* Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

                        [PRICE WATERHOUSE LETTERHEAD]


                      REPORT OF INDEPENDENT ACCOUNTANTS


June 6, 1997

To the Board of Directors of
Union Electric Company and the
Participants of the Union Electric
Company Savings Investment Plan


In our opinion, the accompanying statements of net assets available for benefits with fund information and the related statement of changes in net assets available for benefits with fund information present fairly, in all material respects, the net assets available for benefits of the Union Electric Company Savings Investment Plan at December 31, 1996 and 1995, and the changes in net assets available for benefits for the year ended December 31, 1996, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by ERISA. The Fund Information in the statements of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. Schedules I and II and the Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Price Waterhouse LLP
------------------------

UNION ELECTRIC COMPANY

SAVINGS INVESTMENT PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION DECEMBER 31, 1996
PAGE 2


------------------------------------------------------------------------------------------------------------------------------------
                                                                                      Stable
                               UE Common     Aggressive   Conservative                Interest   International
                                 Stock         Equity        Equity       Balanced     Income       Equity        Loan
                                 Fund           Fund          Fund          Fund        Fund         Fund         Fund       Total
Assets:
Investments:
  Union Electric Common
   Stock                     $175,714,442   $    -       $    -       $     -      $     -     $     -     $     -     $175,714,442
  Mutual Fund Investments                   83,243,972    62,227,278   43,761,526               6,131,632               195,364,408
  Collective Fund Investments       6,393                                           43,944,703                           43,951,096
  Insurance Company Contracts                                                        5,916,953                            5,916,953
  Participant loans receivable       -           -            -             -            -           -      9,170,651     9,170,651
                             ------------   ----------   -----------  ----------   ----------- ----------  ----------  ------------

    Total investments         175,720,835   83,243,972    62,227,278   43,761,526   49,861,656  6,131,632   9,170,651   430,117,550

Due from broker for securities     44,158                                                                                    44,158
Dividends and interest receivable     150          113            71           51      258,732         11                   259,128
Contributions receivable:
  Participant                      51,618      146,541        93,612       66,490       64,303     14,873                   437,437
  Employer                        247,621       95,386        60,550       43,713       45,227      8,975        -          501,472
                              -----------   ----------   -----------  -----------  ----------- ----------  ----------  ------------

    Total assets              176,064,382   83,486,012    62,381,511   43,871,780   50,229,918  6,155,491   9,170,651   431,359,745
                              -----------   ----------   -----------  -----------  ----------- ----------  ----------  ------------
Liabilities:

Transfers due to (from) other
 funds                            334,351      319,260      (257,254)    (145,987)     (84,888)  (165,482)
Due to broker for securities
 purchased                         50,582        -            -             -            -           -           -           50,582
                             ------------  -----------   -----------  -----------  ----------- ----------  ----------  ------------
    Total liabilities             384,933      319,260      (257,254)    (145,987)     (84,888)  (165,482)       -           50,582
                             ------------  -----------   -----------  -----------  ----------- ----------  ----------  ------------

Net assets available for
 benefits                    $175,679,449  $83,166,752   $62,638,765  $44,017,767  $50,314,806 $6,320,973  $9,170,651  $431,309,163
                             ============  ===========   ===========  ===========  =========== ==========  ==========  ============


                See accompanying Notes to Financial Statements.

UNION ELECTRIC COMPANY

SAVINGS INVESTMENT PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION DECEMBER 31, 1995
PAGE 3


                                                                                      Stable
                              UE Common     Aggressive   Conservative                Interest   International
                                Stock         Equity        Equity       Balanced     Income       Equity        Loan
                                Fund           Fund          Fund          Fund        Fund         Fund         Fund       Total
Assets:

Investments:
  Union Electric Common Stock $201,414,815   $      -      $      -     $      -     $    -      $    -      $   -      $201,414,815
  Mutual Fund Investments                     65,502,348    45,475,071   34,148,938               1,965,348              147,091,705
  Collective Fund Investments       89,459            33            15           10   34,147,890          2               34,237,409
  Insurance Company Contracts                                                         16,012,234                          16,012,234
  Participant loans receivable        -             -             -            -          -           -       7,336,246    7,336,246
                               -----------   -----------   -----------  -----------  ----------- ----------  ---------- ------------

    Total investments          201,504,274    65,502,381    45,475,086   34,148,948   50,160,124  1,965,350   7,336,246  406,092,409


Dividends and interest
 receivable                            256                                               214,794                             215,050
Contributions receivable:
  Participant                       52,356       131,652        70,582       51,025       68,566      6,430                  380,611
  Employer                         264,774       104,945        56,601       41,669       58,792      4,792       -          531,573
                               -----------   -----------   -----------  -----------  ----------- ----------  ---------- ------------

    Total assets               201,821,660    65,738,978    45,602,269   34,241,642   50,502,276  1,976,572   7,336,246  407,219,643
                               -----------   -----------   -----------  -----------  ----------- ----------  ---------- ------------
Liabilities:

Transfers due to (from) other
 funds                             420,110       302,315      (150,710)    (281,226)      50,275   (340,764)
Due to broker for securities
 purchased                          86,952          -             -            -             -          -           -         86,952
                              ------------   -----------   -----------  -----------  ----------- ----------  ---------- ------------
    Total liabilities              507,062       302,315      (150,710)    (281,226)      50,275   (340,764)       -          86,952
                              ------------   -----------   -----------  -----------  ----------- ----------  ---------- ------------

Net assets available for
 benefits                     $201,314,598   $65,436,663   $45,752,979  $34,522,868  $50,452,001 $2,317,336  $7,336,246 $407,132,691
                              ============   ===========   ===========  ===========  =========== ==========  ========== ============


                See accompanying Notes to Financial Statements.

UNION ELECTRIC COMPANY

SAVINGS INVESTMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION FOR THE YEAR ENDED DECEMBER 31, 1996
Page 4
--------------------------------------------------------------------------------

                                                                                   Stable
                             UE Common     Aggressive   Conservative              Interest    International
                               Stock         Equity       Equity     Balanced      Income        Equity       Loan
                                Fund          Fund         Fund        Fund         Fund          Fund        Fund         Total
Additions to net assets attributed to:
  Contributions:
    Participant             $  3,143,579   $7,511,114   $4,481,567  $ 3,273,540  $ 3,623,262  $  622,999  $     -     $ 22,656,061
    Employer                   2,733,112    1,042,549      627,039      462,276      520,929      83,947        -        5,469,852
                            ------------   ----------   ----------  -----------  -----------  ----------  ----------  ------------
                               5,876,691    8,553,663    5,108,606    3,735,816    4,144,191     706,946        -       28,125,913
                            ------------   ----------   ----------  -----------  -----------  ----------  ----------  ------------
  Investment income:
     Interest                      3,608        1,122          691          462       65,583          78     711,303       782,847
     Dividends                11,523,147    7,953,654    5,186,699    3,914,896    2,659,842     163,983                31,402,221
     Net appreciation
      (depreciation)
       of investments        (15,180,264)   6,898,658    5,414,983    1,814,208       24,436     463,902                  (564,077)
     Other                          -           -            -             -         256,698        -           -          256,698
                            ------------  -----------   ----------  -----------  -----------  ----------  ----------  ------------
                              (3,653,509)  14,853,434   10,602,373    5,729,566    3,006,559     627,963     711,303    31,877,689
                            ------------  -----------  -----------  -----------  -----------  ----------  ----------  ------------
        Total additions        2,223,182   23,407,097   15,710,979    9,465,382    7,150,750   1,334,909     711,303    60,003,602
                            ------------  -----------  -----------  -----------  -----------  ----------  ----------  -----------
Deductions from net assets attributed to:
  Distributions               25,893,983    2,238,670    2,090,903    1,234,975    4,086,535      69,272                35,614,338
  Administrative expenses         17,441       32,174       22,686       16,657      122,105       1,729                   212,792
  Other deductions
  Interfund transfers          1,946,907    3,406,164   (3,288,396)  (1,281,149)   3,079,305  (2,739,729) (1,123,102)         -
                           -------------  -----------   ----------  -----------  -----------  ----------  ----------  ------------
     Total deductions         27,858,331    5,677,008   (1,174,807)     (29,517)   7,287,945  (2,668,728) (1,123,102)   35,827,130
                           -------------  -----------  -----------  -----------  -----------  ----------  ----------  ------------
Increase (decrease) in net
 assets available
  for benefits               (25,635,149)  17,730,089   16,885,786    9,494,899     (137,195)  4,003,637   1,834,405    24,176,472

Net assets available for
 benefits, beginning of year 201,314,598   65,436,663   45,752,979   34,522,868   50,452,001   2,317,336   7,336,246   407,132,691
                           -------------  -----------  -----------  -----------  -----------  ----------  ----------  ------------
Net assets available for
 benefits, end of year     $ 175,679,449  $83,166,752  $62,638,765  $44,017,767  $50,314,806  $6,320,973  $9,170,651  $431,309,163
                           =============  ===========  ===========  ===========  ===========  ==========  ==========  ============


                See accompanying Notes to Financial Statements.

UNION ELECTRIC COMPANY

SAVINGS INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
PAGE 5
-------------------------------------------------------------------------------

1.   DESCRIPTION OF THE PLAN

     GENERAL
     The following is a brief summary of the various provisions of the Union Electric Company (Company) Savings Investment Plan (Plan). Participants should refer to the Plan document for more complete information.

     The Plan's purpose is to provide management and contract employees of the Company the option to defer a portion of their annual base compensation for Federal income tax purposes in accordance with Section 401(k) of the Internal Revenue Code (Code). The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended, and to certain provisions of the Securities Exchange Commission. The current Plan constitutes the merger of three former Company plans, the Savings Investment Plan for Management Employees, the Savings Investment Plan for Contract Employees, and the Employee Stock Ownership Plan.

     The Company serves as sponsor of the Plan, and, consequently, has the authority to amend or terminate the Plan subject to certain restrictions. The Board of Directors of the Company has the authority and responsibility for the general administration of the Plan. Boatmen's Trust Company, as Trustee, has the authority and responsibility to hold and protect the assets of the Plan in accordance with Plan provisions and the separate Trust Agreement.

     PARTICIPATION
     The Plan covers substantially all employees of Union Electric Company who have completed one year of service and who are at least 21 years of age. Each person who becomes an eligible employee may become a participant in the Plan as of the first enrollment date (January 1 or July 1) after becoming an eligible employee. The total number of active participants in the Plan at December 31, 1996 was approximately 7,273. Participation by eligible employees is voluntary.

     CONTRIBUTIONS
     Participants may contribute from 1% to 15% of their base compensation to the Plan through payroll deductions (basic contributions). For management employees, the Company makes a matching contribution equal to $.25 for each $1.00 up to the first 6% of each participant's contribution (basic matching contribution). Additionally, the Company will contribute an additional $.25 for each $1.00 up to the first 6% of a participant's contribution (additional matching contribution) to be invested entirely in the Union Electric Common Stock Fund. For contract employees, Company contributions are made based on specific agreements between the Company and the individual collective bargaining units. All Company contributions are made to the extent sufficient earnings are available.

UNION ELECTRIC COMPANY

SAVINGS INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
PAGE 6
-------------------------------------------------------------------------------



     The following six investment funds are maintained by the Trustee: the Union Electric Common Stock Fund, the Aggressive Equity Fund, the Conservative Equity Fund, the Balanced Fund, the Stable Interest Income Fund and the International Equity Fund. Participants direct their basic contributions and the Company's basic matching contributions by electing that such contributions be placed in a single investment fund or allocated in increments of 1% to any combination of investment funds. Such fund allocation elections may be changed monthly. Earnings derived from the assets of any investment fund are reinvested in the fund to which they relate. Participants may elect monthly to reallocate all or in 1% increments of the value of their accounts between funds. Pending investment of the assets into any investment fund, the Trustee may temporarily make certain short-term investments.

     INVESTMENT OPTIONS
     Union Electric Common Stock Fund - This fund consists of common shares of Union Electric Company and short-term liquid investments necessary to satisfy the fund's cash need for transfers and payments.

     Aggressive Equity Fund - Funds are invested in the Acorn Fund, a public mutual fund with the objective to obtain long-term capital growth by investing in smaller companies not widely recognized by investment analysts.

     Conservative Equity Fund - Funds are invested in the Putnam Fund for Growth and Income. The objective of this public mutual fund is to seek current income and capital growth primarily through a well-diversified portfolio of income-producing stocks.

     Balanced Fund - Funds are invested in the Vanguard Asset Allocation Fund. This public mutual fund's objective is to maximize total return by investing in a Standard & Poor's 500 common stock portfolio, a long-term U.S. treasury bond portfolio and cash reserves in proportions consistent with their expected returns and risks as evaluated by the Fund's investment advisor.

     Stable Interest Income Fund - Funds are invested in a separate account solely for the Union Electric Company Savings Investment Plan and managed by T. Rowe Price Stable Asset Management, Inc. The objective is to provide principal stability while generating yields in excess of money market funds yet remaining highly sensitive to changes in market interest rates.

     International Equity Fund - Funds are invested in the mutual fund, T. Rowe Price International Stock Fund, a public mutual fund with the objective to provide capital appreciation through investments in well-established companies based outside the United States.

UNION ELECTRIC COMPANY

SAVINGS INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
PAGE 7
-------------------------------------------------------------------------------


     VESTING
     Participants' contributions vest immediately, and Company contributions vest upon the completion of five years of Company service by the participant (including service prior to the effective date of the Plan). Company contributions also vest upon retirement, total and permanent disability, death, termination of the Plan or complete discontinuance of Company contributions regardless of years of service. The amount of the Company's contribution that is not vested with respect to any participant is forfeited upon termination of employment but will be restored if the participant becomes an eligible employee prior to incurring five consecutive one-year breaks in service following termination and repayment of all amounts distributed is made by the participant within five years of re-employment. Forfeitures during the year ended December 31, 1996 approximated $9,500, with no amounts restored during the year.

     DISTRIBUTIONS
     The total vested amount of a participant's account shall be distributed to the participant according to one of the options as described in the Plan and as elected by the participant. A participant whose account balance is $3,500 or greater may defer the distribution until age 65, or if retired, 5 years from retirement, whichever is later, but not beyond April 1 of the year following the participant's attaining age 70 1/2. If the balance of the account is less than $3,500, the distribution shall be made no later than 120 days after close of the plan year. All distributions shall be in the form of cash and whole shares of Union Electric Company common stock, if applicable. Participants may withdraw certain basic contributions and related earnings thereon upon reaching age 59 1/2, in the event of total disability or financial hardship as defined by the Plan or the Code. For purposes of distributions, the participant's account value will be determined as of the last business day of the calendar month coincident with or immediately preceding the day of distribution. Contributions to the Plan and investment income thereon are taxable to participants upon distribution pursuant to the rules provided for under the Plan and the Code.

     The Plan also provides, to participants of the former Company Employee Stock Ownership Plan and at the discretion of the Company, for distribution prior to termination of employment of (a) all or a portion of a participant's account balance acquired at least 84 months prior to a distribution and (b) any portion of a participant's account balance acquired by dividends or other income.

     PARTICIPANT LOANS
     The Plan permits participants to borrow from their 401(k) accounts within the Plan. Such borrowings may be made subject to the following: (1) the minimum amount of the loan is $1,000, (2) the amount of the loan may not exceed the lesser of $50,000 or fifty percent of the vested amount in the participant's account, (3) the loan will bear a fixed interest rate and repayments will be made through mutual agreement subject to certain statutory repayment time limits, (4) the fixed interest rate will be equal to the "corporate base rate of interest" as announced by the Trustee plus 1%, and (5) such other rules and regulations as may be adopted by the Company. At December 31, 1996 and 1995, the interest rates on participant loans ranged from 7% to 11.5%. The loan maturity dates ranged from January 1997 through

UNION ELECTRIC COMPANY

SAVINGS INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
PAGE 8
-------------------------------------------------------------------------------

     December 2005 at December 31, 1996 and January 1996 through December 2004 at December 31, 1995.

     PLAN TERMINATION
     The Company intends to continue the Plan indefinitely. However, the Company may at any time and for any reason, subject to ERISA and Internal Revenue Service regulations, suspend or terminate the Plan provided that such action does not retroactively adversely affect the rights of any participant under the Plan.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF ACCOUNTING
     The accompanying financial statements of the Union Electric Company Savings Investment Plan are prepared on the accrual basis of accounting.

     USE OF ESTIMATES
     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     INVESTMENTS
     Investments, except guaranteed investment contracts, are stated at current market value based on the latest quoted market price at December
     31, 1996 and 1995, respectively, or at fair value as determined by the Trustee. Guaranteed investment contracts are valued at contract value which approximates fair value at December 31, 1996 and 1995.

     INCOME
     Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date.

     Gains and losses on security transactions are recorded as realized. Net unrealized appreciation or depreciation for the year is reflected on the Statement of Changes in Net Assets Available for Benefits with Fund Information.

     EXPENSES
     Trustee fees incurred in administering the Plan are charged to the Plan.

     BENEFIT PAYMENTS
     Benefit payments are recorded when paid.

UNION ELECTRIC COMPANY

SAVINGS INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
PAGE 9
-------------------------------------------------------------------------------



3.   INVESTMENTS

     The following table presents investments of the Plan. Investments that represent five percent or more of the Plan's net assets available for benefits at December 31, 1996 and 1995 are separately identified.


                                                           DECEMBER 31,
                                                        1996          1995
     INVESTMENTS AT FAIR VALUE AS DETERMINED
     BY QUOTED MARKET PRICE

      Common Stock:
        Union Electric Company, $5 par value        $175,714,442  $201,414,815

      Managed Equity Funds:
        Acorn Fund                                    83,243,972    65,502,348
        Putnam Fund for Growth and Income             62,227,278    45,475,071
        Vanguard Asset Allocation Fund                43,761,526    34,148,938

      Managed International Equity Funds:
        T. Rowe Price Trust International Stock Fund   6,131,632     1,965,348

     INVESTMENTS AT ESTIMATED FAIR VALUE

      Boatmen's Employee Benefit Short-Term Fund       4,129,838     4,760,614

      T. Rowe Price Stable Value Common Trust Fund    39,821,258    29,476,795

      Participant Loans                                9,170,651     7,336,246

     INVESTMENTS AT CONTRACT VALUE

      Insurance Company Contracts                      5,916,953    16,012,234
                                                    ------------  ------------
                                                    $430,117,550  $406,092,409
                                                    ============  ============

UNION ELECTRIC COMPANY

SAVINGS INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
PAGE 10
-------------------------------------------------------------------------------



     During 1996 the Plan's investments (including investments bought, sold, and held during the year) appreciated (depreciated) in value as follows:


                                                 YEAR ENDED
                                             DECEMBER 31, 1996
     INVESTMENTS AT FAIR VALUE AS
      DETERMINED BY MARKET PRICE
       Mutual Fund Investments                 $  14,591,751
       Union Electric Common Stock               (15,180,264)
                                               -------------

       Net change in fair value                     (588,513)

     INVESTMENTS AT ESTIMATED FAIR VALUE
       Collective Fund Investments                    24,436
                                               -------------

       Net change in fair value                $    (564,077)
                                               =============



4.   TRANSACTIONS WITH PARTIES-IN-INTEREST

     At December 31, 1996, the Plan held 4,564,011 shares of Union Electric Company common stock with a cost and market value of $120,684,695 and $175,714,442, respectively. During 1996, the Plan purchased 124,315 shares at a cost of $4,934,154 and sold 27,967 shares valued at $710,812, resulting in a net realized gain of $406,724. The Plan also distributed 651,231 shares valued at $25,859,620 to persons withdrawing from the Plan.

     At December 31, 1995, the Plan held 4,824,307 shares of Union Electric Company common stock with a cost and market value of $121,701,339 and $201,414,815, respectively. During 1995, the Plan purchased 485,700 shares at a cost of $18,327,440 and sold 38,960 shares valued at $1,487,992 resulting in a net realized loss of $106,946. The Plan also distributed 456,271 shares valued at $17,174,308 to persons withdrawing from the Plan.

     The Plan held 4,129,838 shares of Boatmen's Trust Company Employee Benefit Short-Term Fund at December 31, 1996. The book value for these shares, which approximates market, was $4,129,838 at December 31, 1996. During plan year 1996, the Plan purchased 17,357,572 shares at a cost of $17,357,572 and sold 17,907,750 shares valued at $17,907,750.

     The Plan held 4,760,614 shares of Boatmen's Trust Company Employee Benefit Short-Term Fund at December 31, 1995. The book value for these shares, which approximates market, was $4,760,614 at December 31, 1995. During plan year 1995, the Plan purchased 16,689,956 shares at a cost of $16,689,956 and sold 16,297,377 shares valued at $16,297,377.

     These transactions are allowable party-in-interest transactions under
     Section 408(b)(8) of the ERISA regulations.

UNION ELECTRIC COMPANY

SAVINGS INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
PAGE 11
-------------------------------------------------------------------------------


5.   BENEFIT PAYMENT OBLIGATIONS

     The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:


                                                             DECEMBER 31,
                                                         1996          1995
     Net assets available for benefits per the
      financial statements                           $431,309,163  $407,132,691
     Amounts allocated to withdrawing participants     (2,224,796)   (3,972,767)
                                                     ------------  ------------

     Net assets available for benefits per the
      Form 5500                                      $429,084,367  $403,159,924
                                                     ============  ============



     The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:


                                                             YEAR ENDED
                                                            DECEMBER 31,
                                                        1996          1995
     Benefits paid to participants per the financial
      statements                                     $ 35,614,338  $ 23,355,141

     Add:  Amounts allocated to withdrawing
      participants during the current year              2,224,796     3,972,767
     Less:  Amounts allocated to withdrawing
      participants during the prior year               (3,972,767)   (2,016,317)
                                                     ------------  ------------

     Benefits paid to participants per the Form 5500 $ 33,866,367  $ 25,311,591
                                                     ============  ============


6.   DISTRIBUTIONS

     The cost of Union Electric Company common stock distributed to participants is determined on a weighted average basis. For the year ended December 31, 1996, 651,231 shares of Union Electric Company common stock whose cost and market values totaled $16,777,177 and $25,859,620 at the dates of distribution, respectively, were distributed to participants of the Union Electric Common Stock Fund.

UNION ELECTRIC COMPANY

SAVINGS INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
PAGE 12
-------------------------------------------------------------------------------



     For the year ended December 31, 1995, 456,271 shares of Union Electric Company common stock whose cost and market values totaled $11,191,615 and $17,174,308 at the dates of distribution, respectively, were distributed to participants of the Union Electric Common Stock Fund.

7.   FEDERAL INCOME TAX STATUS

     A favorable determination letter with respect to the qualified tax status of the Plan has been obtained from the District Director of the Internal Revenue Service. Participants' basic contributions, Company matching contributions and earnings of Plan investments are not subject to federal income tax until distributed from the Plan. Supplemental contributions are made from a participant's after-tax compensation. Earnings related to these supplemental contributions are not, however, subject to federal income tax as long as they remain in the Plan.

UNION ELECTRIC COMPANY                                               SCHEDULE I

SAVINGS INVESTMENT PLAN
ITEM 27A FORM 5500 - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1996
-------------------------------------------------------------------------------



                                                     DECEMBER 31, 1996
IDENTITY OF ISSUE/DESCRIPTION               NUMBER OF
 OF INVESTMENT                            SHARES/UNITS    COST      FAIR VALUE
MUTUAL FUNDS
  Acorn Fund                                5,534,839 $ 67,446,294 $ 83,243,972
  T. Rowe Price International Stock Fund      444,321    5,640,064    6,131,632
  Putnam Fund for Growth
   and Income                               3,453,234   49,245,305   62,227,278
  Vanguard Asset Allocation Fund            2,439,327   35,895,770   43,761,526
                                                      ------------ ------------
                                                       158,227,433  195,364,408

INVESTMENT CONTRACTS
  New York Life Insurance GIC               2,778,926    2,778,926    2,778,926
  Hartford Life Insurance GIC               3,137,772    3,137,772    3,137,772
  Collective Investment G-II Fund                   1          100          255
                                                      ------------ ------------
                                                         5,916,798    5,916,953

COLLECTIVE INVESTMENT TRUST FUNDS
  *Boatmen's Employee Benefit
   Short-Term Fund                          4,129,838    4,129,838    4,129,838
  T Rowe Price Stable Value
   Common Trust Fund                       39,821,258   39,821,258   39,821,258

COMMON STOCK
  *Union Electric Company, $5 par           4,564,011  120,684,695  175,714,442

PARTICIPANT LOANS
  **Loans to Participants                   9,170,651    9,170,651    9,170,651
                                                      ------------ ------------

                                                      $337,950,673 $430,117,550
                                                      ============ ============

*    Represents a Plan party-in-interest
** Interest rates vary from 7% to 11.5% and loan maturity dates extend from January 1997 through December 2005

UNION ELECTRIC COMPANY                                              SCHEDULE II

SAVINGS INVESTMENT PLAN
ITEM 27D FORM 5500 - SCHEDULE OF REPORTABLE TRANSACTIONS*
FOR THE YEAR ENDED DECEMBER 31, 1996
--------------------------------------------------------------------------------


   IDENTITY OF PARTY/                           NUMBER OF        NUMBER OF       PURCHASE        SELLING             NET
DESCRIPTION OF INVESTMENT                       PURCHASES          SALES          PRICE           PRICE          GAIN/(lOSS)
Boatmen's Employee Benefit Short-Term Fund          283             185        $17,357,572     $17,907,750      $        -

Acorn Fund                                           71              20         16,840,991       5,998,026       1,236,071



* Transactions or series of transactions in excess of 5% of the current value of the Plan's assets as of December 31, 1995 as defined in Section 2520.103-6 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA.

                                  SIGNATURE




     THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                           UNION ELECTRIC COMPANY
                                           SAVINGS INVESTMENT PLAN


                                           UNION ELECTRIC COMPANY
                                               (Administrator)




                                           By  /s/ Jean M. Hannis
                                               ---------------------
                                                   Jean M. Hannis
                                                   Vice President


June 27, 1997



                                EXHIBIT INDEX

                           Exhibits Filed Herewith
                           -----------------------

Exhibit No.                    Description
-----------        ----------------------------------

    23             Consent of Independent Accountants

                                                                     EXHIBIT 23




                      CONSENT OF INDEPENDENT ACCOUNTANTS

     We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 33-60330) of Union Electric Company of our report dated June 6, 1997 on the Union Electric Company Savings Investment Plan for the year ended December 31, 1996, which is incorporated by reference in this Form 11-K.


/s/ PRICE WATERHOUSE LLP

PRICE WATERHOUSE LLP



One Boatmen's Plaza
St. Louis, Missouri

June 30, 1997